Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CommerceHub, Inc.:

We consent to the use of our report dated March 31, 2016, with respect to the consolidated balance sheets of CommerceHub, Inc. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, equity, and cash flows for each of the years then ended, which report appears in Amendment No. 3 to the registration statement on Form S-1 (File No. 333-210508) filed on July 14, 2016 under the Securities Act of 1933, and incorporated by reference in this Registration Statement on Form S-8 of CommerceHub, Inc. related to the registration of shares for the CommerceHub, Inc. Transitional Stock Adjustment Plan and the CommerceHub, Inc. 2016 Omnibus Incentive Plan.

/s/ KPMG LLP

Albany, New York

August 12, 2016